Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 10, 2014

Fantex, Inc.

On January 31, 2014, Fantex, Inc. Chief Executive Officer, Cornell “Buck” French, participated in an interview with media outlet Metro News “Hotline”. The broadcast transcript attached as Annex A was originally broadcast by Metro News “Hotline”, either live or taped, in part or in whole, and via radio, television or the internet, on January 31, 2014 (the “Broadcast”). The Broadcast references an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Broadcast contains certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publishers of the Broadcast are not affiliated with the Company. The Company made no payment and gave no consideration to the publishers in connection with the Broadcast or any other Broadcasts by the publishers concerning the Company. With the exception of statements of Mr. French or derived from the Company’s Registration Statement, the Broadcast represented the broadcasters’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Metro News Broadcast

•                  During the Metro News Broadcast, host Dave Weekly states, “[Mr. French] is in the business of selling shares—betting on the future value of professional athletes,” and refers to, “the IPO for Vernon Davis,” to “stocks for the future value of current professional athletes,” and to “IPO’s tied to a professional athlete’s future value.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract, and in the case of Fantex Series Vernon Davis, in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company (the “Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering a tracking stock that is intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  During the Metro News Broadcast, host Dave Weekly states, “[Fantex, Inc.] will pay Vernon Davis, four million dollars for ten percent of his future brand,” “[Fantex, Inc.] offered over 400,000 shares at ten dollars per share,” and that, “[Vernon Davis] sold 10 percent of his future value for 4 million dollars.” The Company has entered into a Brand Contract with Vernon Davis and his affiliated company, The Duke Marketing LLC. Under the terms of the contract, the Company would acquire for $4 million a 10% interest in the brand income, as defined in the Brand Contract, of Vernon Davis, contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company intends to finance the purchase price through the offering of 421,100 shares of Fantex Series Vernon Davis at $10 per share.

•      During the Metro News Broadcast, host Dave Weekly states, “So, the IPO for Vernon Davis was yesterday [January 30, 2014]” and asks Mr. French “How did you do on your first day?” and to explain how the “stock trades.” Mr. French responds, “[Fantex.com] is where one: you can reserve your shares and buy into the initial IPO that’s happening right now.” The Company notes that Fantex Series Vernon Davis was opened on January 30, 2014 for reservations. The Company has filed a registration statement relating to the shares of Fantex Series Vernon Davis with the SEC, but the registration statement has not yet become effective. Once the registration statement is effective, Fantex Brokerage Services LLC (“FBS”) will send an electronic notice informing potential investors that the registration statement is effective and that FBS may accept reservations in as little as three days. Until such reservations are accepted by FBS, investors will not hold any shares of Fantex Series Vernon Davis and will not be able to trade shares linked to the economic performance and value of the Brand Contract until the consummation of the Offering.

•                  During the Metro News Broadcast, host Dave Weekly states, “for investors to do well here [Vernon Davis] has to keep playing for a while—basically until he’s really as old as Tony Gonzales—play until he’s about 37.”   In response to which, Mr. French states, “I think our projections have him about 36 but yeah, in that general ballpark.” The value of the tracking stock would depend upon many factors, including those discussed under the section entitled “Risk Factors” and elsewhere in the Registration Statement. Before you invest, you should read the prospectus in the Registration Statement and other documents the Company has filed with the SEC for more complete information about the Company and this Offering.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, future brand income under the Company’s brand contract with Mr. Davis, longevity of Mr. Davis’s career, the ability to contribute to Vernon Davis’s efforts to build brand value, the attribution policies with respect to the Company’s series of common stock, results of operations, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “forecast,” “expect,” “believe,” “continue,” “may,” “might,” “will,” “would,” “should,” “can have,” “can help,” “likely” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of Metro News “Hotline” Broadcast with Dave Weekly

MEDIA:                Radio

STATION:           Metro News “Hotline”

MARKET:           N/A

SUBJECT:           Fantex, Buck French

Dave Weekly, Radio Host:

In just a second we are going to be joined by the CEO of a company called Fantex, Buck French, WestPoint grad who is in the business of selling shares—betting on the future value of professional athletes. You may have seen this story earlier this week in the New York Times. It’s a very, very interesting concept and perfect thing to talk about with the Super Bowl now, literally just hours away. But first let’s go ahead and check the final numbers from Wall Street.

(Host reports other news)

Weekly:

Let’s get back into the football, well, actually Buck is your story—are you a stock story or are you a sports story?

Buck French, CEO of Fantex:

I think we’re a combination of the two. Our goal is to help professional athletes build their brands and part of that process is—we’re actually going to offer security that is linked to the value and performance of that brand.

Weekly:

I just want to ask you a little bit about the deal you’ve got going with Vernon Davis, where your company will pay Vernon Davis, four million dollars for ten percent of his future brand. How did that deal—how was that deal made? How did you find him? How did he find you?

French:

So we met Vernon Davis through his financial advisor and his business manager. We sat down and talked to him and got to know him a bit and thought he just has a multidimensional aspect to him beyond just being a pro-bowl type tight end for the San Francisco 49ers. We went through the process and determined the value and signed a contract.

Weekly:

So, the IPO for Vernon Davis was yesterday, I’m looking at the number of shares you offered over 400,000 shares at ten dollars per share. How did you do on your first day?

French:

We’re very happy with what’s happening and excited that the window for the IPO is open, we think it’s a fascinating time for people to actually be a able participate in the IPO, you know the general public so they can go to fantex.com and actually reserve shares in a security that is linked to the value and performance of brands, such as Vernon Davis.

Weekly:

Tell me a little bit about the road show you’re on.

French:

We’re just kicking off—we opened up the reservation window for the IPO as you mentioned yesterday and starting on Monday, we’re going to go on a more of a road trip and road show tour. We’re basically going to go cities across the country; we have the old John Madden cruiser. In order for people to understand what we’re doing, we are basically going to go city to city and let people talk to us and ask us questions.

Weekly:

Let me just go ahead and start there. What kinds of questions are you getting from investors who are interested in sports realize the value of somebody like Vernon Davis, but maybe don’t quite understand the concept.

French:

Yeah, so, most of the questions—“How did you come up with the valuation? How did you end up with (inaudible) 10 percent for 4 million dollars?” So, we talk to people about how we estimated Vernon’s career length what we estimate for his future contract. Basically how we derive, you know, a gross estimate of about 60 million dollars— that based on a discounted cash flow analysis (inaudible) for risk came out to a value of about 40 million. So, that’s really—people want to understand how you do that and that’s kind of the questions we’re answering right now.

Weekly:

What did you learn in your experience trying to launch this concept with Arian Foster last fall, you know, Arian Foster the talented running-back. He had a deal with you— there was going to be an IPO, that was pulled after he was injured, I mean what about—what did you learn about that experience that is helping you now with Vernon Davis?

French:

You know, really it’s just about educating the market and letting people understand because it’s a novel concept, if you will, and so, the process of really getting out there and getting on—doing the road trip, if you will, to really educate people, you know, what this is about and that’s—you know, our goal ultimately is to help build these brands to make them bigger than they otherwise potentially could be and we have a management team that’s very experienced in doing that, so it’s really—we learn the education process is critically important to help everyone out.

Weekly:

Now, speaking now of the guys that are involved with you—you’ve got one of the biggest names in golf they just signed onto your advisory board in Jack Nicklaus.

French:

Exactly, we’re very excited that Jack’s joined our advisory board—gonna provide us, you know, great insight. Not only in the golf industry but you know—what better example of someone who built the brand that’s going to have longevity associated with it, other than, you know, Jack Nicklaus. We’re very excited to have him on.

Weekly:

We’re talking with Buck Fr—we’re talking with Buck French who’s the CEO of Fantex, it’s a company that attaches a—that sells stocks for the future value of current professional athletes. Buck, do you see in a year that you’ll have a variety of these types of IPO’s that you’re launching—like the one you did with Vernon Davis or just a handful, you know, what’s the future here?

French:

So our goal absolutely, is to sign additional athletes across the world of sport, not just football. Our goal, also, is to enter into the entertainment sector so overtime, you know, that absolutely is one of our goals.

Weekly:

And from what I understand, you know, as an investor, you are planning on issuing a dividend at some point with some of these IPO’s tied to a professional athlete’s future value right?

French:

Absolutely, that’s our intent, you know, at the end of the day this security is tied to real cash flow and so that’s obviously is where an investor derives their value, so we see that paying a dividend out, being critical to that process.

Weekly:

So how, why does this deal work well for Vernon Davis?

French:

You know, at the end of the day Vernon Davis is dedicated to building his brand to the long-hall. He wants to have a post career brand and he sees the opportunity in which to build that brand with Fantex inc, so that he has a higher probability that each (inaudible) can do something post playing football.

Weekly:

You know, I saw an article about your company and this deal over at the motley fool dot com and they were running the projections; future earnings potential for Vernon Davis and Vernon Davis—for investors to do well here he has to keep playing for a while—basically until he’s really as old as Tony Gonzales—play until he’s about 37. Is that correct?

French:

I think our projections have him about 36 but yeah, in that general ballpark.

Weekly:

Okay. Was—did you feel like you got the best bang for the buck when you were looking for an athlete to tie this concept to—to go with somebody from the national football league?

French:

Oh, we were, we think Vernon has a brand that is multidimensional on—has, you know, definite post career potential to continue, you know, remember the cash flow that we get from Vernon surviv(inaudible) past his playing career so, the post career potential for him, we believe, is high and so we look forward helping him realize that.

Weekly:

What—Buck, tell me a little about how this stock trades because it doesn’t trade on the New York Exchange on the NASDAQ. It trades on an exchange that you operate.

French:

Correct, so our affiliate broker dealer; Fantex brokerage services, which is Fantex dot com, that is where one: you can reserve your shares and buy into the initial IPO that’s happening right now and then once that IPO window closes then that is where the shares will trade in the secondary market.

Weekly:

How would you characterize your association with Arian Foster right now?

French:

So, we have postponed the offering, we hope Arian continues to rehab and recovers (inaudible) from his back surgery and when he’s back playing we’ll sit down with him and talk to him again about moving forward.

Weekly:

You know, he was the first guy that you signed and of course you couldn’t anticipate that he was going to be injured but being the first guy to really step up to do a deal like this, was it a difficult sale?

French:

You know, if you get to know Arian Foster and he’s a definitely a very forward thinking individual, you know, someone who believes in challenging the status quo, so I’m not saying it was an easy negotiation and deal but he absolutely was excited to—for the opportunity of working with us.

Weekly:

Buck, how much—how much did the timing of this IPO rely on the super bowl?  I mean, did you roll this out right now to get maximum exposure in? Are you getting a lot of media attention?

French:

We are getting a fair bit of media attention it was not our intention to do it during super bowl week it’s kind of how the regulatory process fell out, so just—it just—when it happens.

Weekly:

You know, in—

French:

The greater irony of it is—is actually Vernon Davis’s birthday today.

Weekly:

[Laughs] That’s awesome—that’s excellent. Hey look—tell me a little about your background. I mean, you, you were—you founded and were the CEO of OnLink and then you sold that to Siebel that was a very, very successful company for you. Did you always have in the back of your mind— that you wanted to do something like Fantex?

French:

No, I just love building technology and businesses that are creating new categories, this one actually was an idea of my fellow co-founder Dave Burns (inaudible) been a very successful entrepreneur and venture capitalist so it just (inaudible) our profile that was a great idea of creating a new category and just serendipitous that it happened to be in sports.

Weekly:

Hey Buck, thanks so much for comin’ on the show today. Really, really interesting concept for our listeners who are interested finding out more about Fantex or might be interested in buying a couple of shares and putting them on the nose of Vernon Davis how do they do that?

French:

They go to Fantex dot com that’s F.A.N.T.E.X. dot com and all the information is there for them to check out.

Weekly:

Alright, hey Buck, thanks for comin’ on the program, I do appreciate it.

French:

Great, I appreciate it as well.

Weekly:

Alright, Buck French, CEO of Fantex— how about that—how about that? Now, good to deal for Vernon Davis, he sold 10 percent of his future value for 4 million dollars and when you’re getting—when you’re over 30 you can see the end of your career over the horizon—I mean, that’s money he gets right now this deal may work out for investors—I [Laughs] we’ll see. Let’s go ahead and take a break here, this is (inaudible) hotline sponsored by Jeep. Visit Jeep dot com. In or Out is next, metro news is the voice of West Virginia.

[Commercial]

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